SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 20, 2007

DATE, TIME AND PLACE: July 20, 2007, 9 a.m., at the headquarters of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Giorgio della Seta Ferrari Corbelli Greco, Stefano Ciurli, Mario Cesar Pereira de Araujo, Francesco Saverio Locati, Maílson Ferreira da Nóbrega, Josino de Almeida Fonseca and Isaac Selim Sutton, representing all the members of the Board of Directors. As permitted under Paragraph 2nd of Article 29 of the Bylaws, the members of the Board of Directors attended the meeting by means of conference call. Also attended the meeting Mr. Stefano de Angelis (Chief Financial Officer and Investor Relations Officer) and Mrs. Lara Ribeiro Piau Marques (Legal Officer).

CHAIRED BY: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; e Mrs. Lara Ribeiro Piau Marques – Secretary.

AGENDA: (1) review, discuss and approve the Company’s financial statements dated June 30, 2007; (2) other matters of interest of the Company.

RESOLUTIONS: (1) upon presentation held by the Chief Financial Officer and Investor Relations Officer and discussions related, the Board of Directors members resolved to approve, by unanimous vote, the Company’s financial statements dated June 30, 2007, which have been subject to a limited revision by the Company’s independent auditors. The Chairman requested to be registered in these minutes that such financial statements obtained a favorable opinion from the Company’s Statutory Audit Committee, pursuant to the meeting held on June 19, 2007; e (2) no other issue was discussed by the members of the Board of Directors.

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CLOSING: With no further issues to discuss, the meeting was closed and these minutes drawn up, read, approved and signed by all attending Directors.

Rio de Janeiro (RJ), July 20, 2007.

Giorgio della Seta Ferrari Corbelli Greco	Lara Ribeiro Piau Marques
Chairman	Secretary

Mario Cesar Pereira de Araujo	Francesco Saverio Locati

Stefano Ciurli	Maílson Ferreira da Nóbrega

Josino de Almeida Fonseca	Isaac Selim Sutton

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 23, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.